February 24, 2014

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn: J. Nolan McWilliams

Re:	The Grilled Cheese Truck, Inc.

Amendment No. 2 to

Draft Registration Statement on Form S-1

Submitted January 23, 2014

CIK No. 0001497647

Dear Mr. McWilliams:

The Grilled Cheese Truck, Inc. (the “Company”) is electronically transmitting hereunder proposed responses to the letter received from the staff (“Staff”) of the Securities and Exchange Commission (the “SEC”) dated February6, 2014, regarding the Company’s to the Draft Registration Statement on Form S-1 submitted to the SEC on September 30, 2013 (the “Initial Registration Statement”), as amended by the Draft Registration Statement on Form S-1, submitted on January 2, 2014 (the “Amendment No. 1”), as amended by the Draft Registration Statement on Form S-1, submitted on January 23, 2014 (the “Amendment No. 2”, together with the Initial Registration Statement and Amendment No. 1, collectively, the “Registration Statement”). For your convenience, we have repeated below the Staff’s comments in bold and have followed each comment with the Company’s response.

General

15. Asset Purchase Agreements, page F-22

1.            Please explain why you valued the equipment and vehicles acquired in connection with the Hook and Ladder Draught House transaction at “carrying value” rather than at their estimated fair value. Your response should clearly explain the carrying value of the assets, your cost of such assets (eg. How much was paid for the assets recorded at carrying value), and how you accounted for any difference between the two. We may have further comment upon receipt of your response.

In response to the Staff’s comment, on the purchase date, we believe that the “carrying value” of the assets acquired approximated their estimated fair market value and accordingly did not believe that it was necessary to make a distinction between the two. We will amend the disclosures in future filings to clarify the carrying value of the assets is the same as the estimated fair market value.

16. Subsequent Events, page F-23

2.            We note the disclosure indicating that on November 13, 2013 the Company closed on the sale of certain intellectual property to AFT in exchange for total cash consideration of $450,000 and a 20% interest in the issued and outstanding membership interest in AFT. Please tell us and revise to disclose the nature and amount of the intellectual property that was sold to AFT in this transaction. As part of your response, please also explain how you initially valued this intellectual property which appears to have been acquired in the August 8, 2013 asset purchase transaction and indicate the amount of any gain that will be recognized in connection with this sales transaction. Your response and your revised disclosures should also explain how you calculated or determined the fair value of the 20% interest in the outstanding membership interest in AFT that was acquired in this transaction and should indicate how it was considered in determining the amount of any gain recognized.

In response to the Staff’s comment, the value initially assigned to the intellectual property was based on the difference between the value assigned to the fixed assets purchased and the purchase price less the liabilities assumed. The estimated value at September 30, 2013 of the intellectual property was $138,944. The Company sold one domain name, hookandladder.biz, which had nominal value. In addition to the sale of the intellectual property to AFT the Company has commitments to AFT which must be met based on the terms of the agreement. As such the Company intends to record a deferred liability of $450,000 at December 31, 2013. The Company did not sell any additional intellectual property and the value of the Intangible Asset remains at $138,944 less accumulated amortization.

As of the date of the sale we have not assigned any value to the 20% interest we have in AFT. We believe that the actual value of our interest in AFT is undeterminable and is immaterial due to the fact that AFT has yet to establish or develop its business.

3.            Please update the financial statements as necessary to comply with Rule 8-08 of Regulation S-X.

In response to the Staff’s comment, the financial statements will be updated to comply with Rule 8-08 of Regulation S-X and reflected in the F pages to the Registration Statement.

4.            Please include a currently dated consent of the independent registered public accounting firms as an exhibit upon the filing of your Form S-1 registration statement.

In response to the Staff’s comment, we will include a currently dated consent of our independent registered public accounting firm as Exhibit 23.1 to the filing of the Registration Statement.

We thank the Staff in advance for its consideration of the enclosed and the foregoing responses. Should you have any questions concerning the foregoing responses, please contact our counsel Sarah Williams, Esq., at (212) 370-1300.

Very truly yours,

/s/ Mr. Robert Y. Lee
Mr. Robert Y. Lee